SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.____4_______)*


                      Water-Jel Technologies, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                      Common Stock, $.01 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                    941132300
              -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is  being paid with this statement [ ].

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 941132300                   13G                    Page 2 of 4 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            543,389
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             543,389
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                      543,389
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                        7.2%

-------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*



                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 941132300                   13G                    Page 3 of 4 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Investment Banking Corp.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             543,389
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       543,389
----------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       543,389

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       7.2%

-------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

                     BD

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                         Page 4 of 4 Pages



Item 1.        J. Morton Davis and D.H. Blair Investment Banking Corp.
               ("Blair Investment") (together, the "Reporting Parties"), hereby amend their statement on Schedule 13G relating to the Common Stock, $.01 par value ("shares") of Water-Jel Technologies, Inc. (the "Issuer") as follows:


Item 4. is hereby amended in its entirety as follows:

     (a) (b) As of December 31, 1997, Mr. Davis and Blair Investment may be deemed to beneficially own 543,389 shares or 7.2% of the Issuer's shares, held by Blair Investment. Included in this amount are 408,389 shares underlying a Unit Purchase Option to purchase 81.68 Units (2) exercisable until April 30, 1998, and 135,000 shares underlying 67,500 Class A Warrants (1).


          (c) Mr. Davis has sole power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by Blair Investment.


Item 5. is hereby amended in its entirety as follows (2):

               Not applicable.


                                   Signatures


            After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: February 10, 1998


By: /s/ J. Morton Davis
   -------------------------------
    J. Morton Davis




Date: February 10, 1998

      D.H. Blair Investment Banking Corp.



By: /s/ David Nachamie
   -------------------------------
    David Nachamie
    Treasurer





------------------------------------------------------------------------------
(1) Each Unit ("Unit") consists of 1,666 shares and 1,666 redeemable Class A Common Stock Purchase Warrants ("Class A Warrants"). Each Class A Common Stock Purchase Warrant ("Class A Warrant") entitles the holder to purchase one share and to receive one redeemable Class B Common Stock Purchase Warrant ("Class B Warrant") at an exercise price of $3.00 per share exercisable prior to April 30, 1998. Each Class B Warrant entitles the holder to purchase one share at $6.00 per share prior to April 30, 1998.

(2) The previously stated Item 5. inadvertently reported that the Reporting Parties had ceased to be beneficial owners of more than five percent of the Issuer's securities.